SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G4772R101

(CUSIP Number of Class of Securities)

Amir Gal-Or

c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023
011-972-3-607-5170

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$38,000,000	$4,894.40

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 4,750,000 ordinary shares of Infinity Cross Border Acquisition Corporation, no par value, at the tender offer price of $8.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 4,894.40	Filing Party: Infinity Cross Border Acquisition Corporation
Form or Registration No.: Schedule TO-I	Date Filed: January 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

Infinity Cross Border Acquisition Corporation, a British Virgin Islands business company with limited liability (“Infinity” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2014 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 5, relates to the Company’s offer to purchase for cash up to 4,750,000 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $8.00 per share, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $38,000,000. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated February 27, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer expires at 11:59 p.m. New York City Time, on March 31, 2014, unless the Offer is extended.

This Amendment No. 5 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 5 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 5 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

On March 17, 2014, the Company and Glori Energy Inc. (“Glori”) issued a press release announcing the completion of the acquisition by Glori of certain producing oil assets in Coke Field and other operated production in Wood County, Texas from Petro-Hunt LLC for $40 million. A copy of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

On March 19, 2014, the Company and Glori entered into a second amendment to the merger agreement previously entered into by the parties on January 8, 2014 (the “Second Merger Agreement Amendment”). A copy of the Second Merger Agreement Amendment is filed as Exhibit (d)(18) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(F)	Press Release, dated March 17, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(a)(5)(G)	Revised Investor Presentation dated March 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(d)(18)	Second Amendment to the Merger and Share Exchange Agreement, dated March 19, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFINITY CROSS BORDER
ACQUISITION CORPORATION

March 21, 2014
	By:	/s/ Amir Gal-Or
Amir Gal-Or
Co- Chief Executive Officer and
Principal Accounting and
Financial Officer

March 21, 2014
	By:	/s/ Avishai Silvershatz
Avishai Silvershatz
Co- Chief Executive Officer

 INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated January 10, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)*	Offer to Purchase dated February 27, 2014.
(a)(5)(A)	Investor Presentation dated January 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(B)	Press Release, dated January 8, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(C)*	Press Release, dated February 3, 2014.
(a)(5)(D)*	Press Release, dated February 6, 2014.
(a)(5)(E)*	Press Release, dated March 11, 2014.
(a)(5)(F)**	Press Release, dated March 17, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(a)(5)(G)**	Revised Investor Presentation dated March 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(d)(1)	Underwriting Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and EarlyBird Capital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(2)	Merger and Acquisition Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and EarlyBird Capital, Inc. (incorporated by reference to Exhibit 1.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(3)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(4)	Warrant Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(5)	Letter Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation, the sponsors and each of the directors and officers of Infinity Cross Border Acquisition Corporation (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(6)	Investment Management Trust Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(7)	Letter Agreement between Infinity-C.S.V.C. Management Ltd. and Infinity Cross Border Acquisition Corporation regarding administrative support (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(8)	Registration Rights Agreement, dated July 19, 2012, by and among Infinity Cross Border Acquisition Corporation and the securityholders named therein (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(9)	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).

(d)(10)	Form of Escrow Agreement by and among Glori Acquisition Corp., Glori Energy Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(11)	Form of Lock-Up Agreement by and among Glori Acquisition Corp., Glori Energy Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and each of the signatories thereto (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(12)	Form of Registration Rights Agreement by and among Glori Acquisition Corp. and each of the signatories thereto (incorporated by reference to Exhibit4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(13)	Share Purchase Agreement, dated January 7, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(14)	Form of Registration Rights Agreement by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto (incorporated by reference to Exhibit 4.6 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(15)	Form of Amendment No. 1 to Warrant Agreement between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(16)	Form of Promissory Note, dated January 8, 2014, issued to each of Infinity-C.S.V.C. Management Ltd. and HH Energy Group, LP in the principal amount of $250,000 (incorporated by reference to Exhibit 4.8 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(17)*	First Amendment to the Merger and Share Exchange Agreement, dated February 20, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc.
(d)(18)**	Second Amendment to the Merger and Share Exchange Agreement, dated March 19, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

**Filed herewith.